March 11, 2025

Prashant Kohli
Chief Executive Officer
Grace Therapeutics, Inc.
103 Carnegie Center, Suite 300
Princeton, NJ 08540

       Re: Grace Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed March 10, 2025
           File No. 333-285661
Dear Prashant Kohli:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jason Drory at 202-551-8342 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Steve Abrams